May 7, 2012

VIA E-mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 13, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 000-26658

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated May 3, 2012, from Mr. Jim B. Rosenberg to Mr. Rainer M. Erdtmann of Pharmacyclics, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Note 6 – Agreements, page 12

1.
In your response to prior comment two you state that JBI has the right to sublicense all rights granted to JBI under the agreement to third parties yet Section 3.4.1 of your collaboration and license agreement included as Exhibit 10.1 to your Form 10-Q for the quarterly period ended December 31, 2011 appears to include sublicense restrictions on non Wholly-Owned Affiliates and Third Parties. Please provide us proposed revised disclosure to be included in future periodic reports to clarify this fact, or tell us how the terms of the agreement do not restrict the ability of JBI to sublicense its license rights under the agreement to third parties. Further, if these restrictions exist, tell us why this does not affect your conclusion that the license has stand alone value.

The Company notes that the agreement does have sublicense restrictions. JBI is allowed to sublicense its rights to its subcontractors and for customary distribution practices in international jurisdictions.  Further, JBI’s right to sublicense the agreement in its entirety is limited to wholly-owned direct and indirect subsidiaries of Johnson & Johnson, which are considered Affiliates of JBI.

The Company believes that the restrictions observed by the Staff do not change the determination that the license has standalone value. The Company respectfully notes that at the December 2009 AICPA National Conference on Current SEC and PCAOB Developments, the SEC staff addressed the issue of standalone value. The comments during this speech focused on a biotechnology arrangement and whether a delivered item (in this case a license) could have standalone value if the delivered item is not sold separately and the customer is legally prohibited from reselling the delivered item. The SEC staff noted that there could be instances where the license would have standalone value if the customer could either perform the R&D services necessary to bring the IP to completion or engage a 3rd party to perform R&D services to complete the technology. As discussed in response 2 under "License" in our letter to the Staff dated April 5, 2012, the license granted to JBI  has stand alone value because the development, manufacturing and commercialization rights conveyed would permit JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval.  In addition, all of the requisite knowledge and information has been conveyed to JBI as part of the license.  JBI (and certain third party providers) have the requisite knowledge, experience and capabilities to perform the associated development, manufacturing and commercialization activities. Therefore, JBI could derive full utility from the delivered license. As a result, the license is considered to have stand-alone value.

The Company will clarify its disclosure, as follows:

“We have determined that the license represents a separate unit of accounting as the license has standalone value apart from the committee and development services because the development, manufacturing and commercialization rights conveyed would permit JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval.”

2.
Please provide us proposed disclosure to include in future periodic reports to describe the rights of the license granted to JBI, including the develop, manufacture and commercialization rights you describe in your response which allows JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval without you having to perform any of the remaining deliverables.

The Company has disclosed the following on page 13 of our Form 10-Q for the period ended December 31, 2011:

“We have determined that the license represents one unit of accounting as the license has standalone value separate from the committee and development services based on the terms and rights of the license as indicated in the agreement, which include rights to the underlying technologies for PCI-32765 and the right to sublicense.”

The Company respectfully proposes to the Staff to enhance the disclosure above in our future filings as follows:

“We have determined that the license represents a separate unit of accounting as the license, which includes rights to the underlying technologies for PCI-32765, has standalone value apart from the committee and development services because the development, manufacturing and commercialization rights conveyed would permit JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval.”

3.
Refer to your response to comment two under the caption “Treatment of development services in the determination of arrangement consideration” and your disclosure on page 13 of the Form 10-Q regarding the cost sharing agreement with JBI. Please tell us the following:

a.
Why you did not include development costs that you are obligated to perform under the agreement in total arrangement consideration under ASC 605-25-30-1 to be allocated to the deliverables based on the relative selling price.

The Company respectfully notes that it included the 40% contractual obligation to share in development costs under the arrangement as part of the allocation of up-front arrangement consideration.  For the convenience of the Staff, the Company notes that the following table, included in the previous comment response, provides detail of the Company’s best estimates of selling price and the allocation of the consideration to the units of accounting ($ in millions):

Unit of Accounting	BESP	BESP %	Relative Selling Price
License	$ 450.2	47.1%	$ 70.6
Committee Services	$ 95.5	10.00%	$ 15.0
Development Services	$ 410.6	42.9%	$ 64.4
Total	$ 956.3	100.0%	$ 150.0

The Development Services unit of accounting noted above with a BESP of $410.6 million includes the estimated costs associated with the 40% contractual obligation as the Company believes that this obligation represents a deliverable under the arrangement. There is no other non-contingent arrangement consideration other than the $150 million upfront fee. Additional consideration is dependent upon the achievement of various milestones described in our prior responses.  Therefore, the company allocated the $150 million upfront fee to the deliverables identified in the arrangement.

The Company included its estimate of the 40% funding obligation in determining BESP of its Development Services. Actual development services to be performed and the party responsible for performing such services will be determined by the various committees established by the collaboration arrangement. Certain of these development services have initially been agreed to by the parties to the collaboration arrangement and included in the Global Development Plan discussed below. However, as is typical in this industry, collaborative arrangements are subject to risk, as further elaborated in the Company’s prior comment response to Question #3 of the comment letter dated March 6, 2012.  Furthermore, these kinds of detailed development responsibility assignments and determinations are subject to modification based on a number of factors including the current resources available at the respective companies and changes to the development plan based on the results of the development efforts, regulatory feedback, and competitive factors. Although the determination of such services is subject to change, the Company believed it would be most appropriate to include services representing its 40% funding obligation in the BESP of the Development Services deliverable used to allocate the non-contingent transaction consideration.

As discussed in our prior response and in our footnote disclosures, the Company and JBI will make payments each quarter which represent amounts necessary to reflect their funding obligations as compared to the actual costs incurred by the parties. These cost sharing reimbursements will be reflected as an adjustment to the Company's research and development expenses due to the joint risk sharing nature of the arrangement in accordance with ASC 808 “Collaborative Arrangements.”

b.
A description of and dollar amount of development costs you are obligated to perform under the agreement. These services appear to be provided in the Global Development Plan which appears to be formalized in exhibit C to the agreement.

The Company notes that the amount it is obligated to perform is not a fixed dollar amount under the agreement, but rather a fixed percentage at 40%.  The amounts disclosed in exhibit C to the agreement represent budgeted estimates included in the Global Development Plan (“GDP”), but the Company notes that the indications identified related thereto are subject to development risk and reflect estimated costs rather than a fixed dollar requirement.  For example, the Company notes that the timing of a Phase III trial may not occur as estimated under the GDP and that additional studies or regulatory work may be requested by the FDA prior to approval which would increase the costs accordingly.  Alternatively, the Joint Development Committee may receive results or other information causing them to limit or eliminate a planned trial, which would reduce the costs accordingly.  Therefore, there is no specific dollar amount for which the Company is obligated to perform, but the GDP was utilized as a guide in determining the appropriate BESP associated with the Development Services deliverable.

As supplemental information, the Company notes that in the allocation of value referenced in the response to Issue #3a above,  it included the estimated obligation to pay third parties such as Clinical Research Organizations engaged by the Company for clinical trials and related development activities under its direct supervision to have a BESP of approximately $384.6 million, which was a component of the $410.6 million estimated for the total Development Services.  The total amount also included an estimated BESP of approximately $26.0 million related to efforts by internal personnel for conducting and overseeing the various clinical trials and related development activities under its direct supervision.  This was considered the best estimate of the Company’s total expected effort based on the GDP as included in Exhibit C of the collaborative agreement as of the date of execution and was deemed appropriate for the relative selling price allocation performed as part of the Company’s analysis under ASC 605-25.

c.	The amount of development costs incurred by you through December 31, 2011 and the amount for which you are entitled to payment from JBI as of that date.

For the convenience of Staff, the Company notes that it disclosed the following on page 13 of its’ Form 10-Q for the period ended December 31, 2011:

“We have recognized development costs as a component of research and development expense and reimbursements for development services under the cost-sharing arrangement as an offset to research and development expense.”

The amount of development costs incurred by the Company through December 31, 2011was $1,909,000 and we were entitled to $1,053,000 in cost-sharing payments from JBI which were treated as an offset to research and development expense in the three and six-month periods ended December 31, 2011 in accordance with ASC 808.  In future filings, in order to enhance the related disclosures, the Company will include the amount of costs incurred under the arrangement as well as the amounts included as payments to or receipts from JBI as part of the cost-sharing arrangement.

d.	Please tell us why you believe ASC 605-50 is relevant guidance for the accounting for the development costs and cost reimbursements.

As described above, the Company is accounting for its cost sharing reimbursements in accordance with ASC 808, "Collaborative Arrangements". ASC 605-50 relates to Customer Payments and Incentives. As such, the Company does not believe this guidance is applicable based on its current expectation of reimbursements over the term of the collaboration arrangement.

4.
In your response to prior comment two you state that you believe the milestones are “generally” substantive in nature and if any are deemed to be non-substantive, they will be considered as additional arrangement consideration. Please tell us why you did not appear to have made a determination about potential non-substantive milestones at the inception of the arrangement.

The Company believes all of the milestones are in fact substantive based on its initial evaluation of the criteria in ASC 605-28.  This initial determination has been made with respect to all milestones in the arrangement. If one or more milestones were deemed non-substantive upon analysis of the actual facts and circumstances that occur in the future, the Company does not believe this would change the current accounting because any consideration associated with those milestones would have been considered "contingent" at the outset of the arrangement and therefore excluded from the initial revenue allocation.

5.
Refer to response to the second bullet of prior comment four. Please provide us your analysis that supports your apparent conclusion that ASC 605-25-50-2h relates to changes that have occurred in selling price or the method or assumptions used as opposed to changes that may occur.

ASC 605-25-50-2h states the following: "Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration."  The Company respectfully submits that there have been no changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting in the agreement.  The Company also believes that it would not be required to reallocate the initial arrangement consideration in the future.

The Company also considered the guidance in ASC 605-25-50-1. The Company believes the disclosure objective relates to companies that have numerous recurring bundled revenue transactions for which changes in judgments or the application of this guidance would impact the timing of revenue recognition for their ongoing revenue transactions. The nature of collaboration arrangements similar to the Company’s agreement with JBI would not be considered a recurring bundled revenue transaction and therefore, the Company does not believe any further disclosure is required.

Please direct any comments or questions regarding this filing to me at (408) 215-3325.

Very truly yours,

/s/ Mr. Rainer M. Erdtmann

Mr. Rainer M. Erdtmann
Vice President, Finance & Administration
Pharmacyclics, Inc.

cc:	Eric Halvorson, J.D., Chair, Audit Committee of the Board of Directors
Robert W. Duggan, Chairman of the Board and Chief Executive Officer
Mark Asbury, Vice President, General Counsel
Jeffrey Womer, PricewaterhouseCoopers LLP
Adam W. Finerman, Olshan Grundman Frome Rosenzweig & Wolosky LLP